UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 21, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Aptevo Therapeutics Inc.

File No. 1-37746 - CF#33711

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Aptevo Therapeutics Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10 filed on April 15, 2016.

Based on representations by Aptevo Therapeutics Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.20	through April 15, 2019
Exhibit 10.21	through April 15, 2019
Exhibit 10.22	through April 15, 2019
Exhibit 10.23	through April 15, 2019
Exhibit 10.24	through June 17, 2017
Exhibit 10.25	through June 17, 2017
Exhibit 10.26	through April 29, 2019
Exhibit 10.27	through May 27, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary